UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2007
Commission File Number:
GMARKET INC.

(Translation of registrant’s name into English)
8th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑   Form 20-F          ☐   Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐   Yes          ☑   No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gmarket Announces Results of Extraordinary General Meeting of Shareholders
SIGNATURES

Gmarket Announces Results of Extraordinary General Meeting of Shareholders
SEOUL, SOUTH KOREA, July 6, 2007 — Gmarket Inc. (NASDAQ: GMKT) announced today results of the Company’s Extraordinary General Meeting of Shareholders (“EGM”) held on July 5, 2007.
At the EGM, the Company’s shareholders resolved to approve the appointment of Dean Geehun Kim as an outside director of the Company and the granting of 70,000 stock options, in aggregate, to certain of the Company’s employees.
Dean Geehun Kim is the president and CEO of IMM Investment Corporation, a prominent venture capital and private equity fund in Korea. Mr. Kim has over 10 years of experience that has focused on the IT and entertainment industries. From 2003 to 2004, Mr. Kim served as President and CEO of IHQ Co. LTD., an entertainment company in Korea. Prior to founding IMM Investment, he was a manager in the Strategy Planning Office of Samsung Electronics from 1995 to 1998. Mr. Kim holds a BS in Molecular Biology from the Seoul National University and an MBA with concentrations in Strategy and Consulting from the MIT Sloan School of Management.
Concurrent with Mr. Kim’s appointment, Seok-Heon Kim submitted his resignation as an outside director of the Company.
ABOUT GMARKET
Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket’s e-commerce marketplace is located at www.gmarket.co.kr.
CONTACTS
Paul J. Lee
Gmarket Inc.
+82-2-3016-4372
plee@gmarket.co.kr
In the U.S.
David Pasquale
The Ruth Group
+1-646-536-7006
dpasquale@theruthgroup.com
FORWARD-LOOKING STATEMENTS
Certain statements in this filing on Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; time and expense involved with cooperating with the Korean Fair Trade Commission’s investigation; and economic and political conditions in and outside of Korea. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, together with such other documents as we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this filing on Form 6-K and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GMARKET INC. (Registrant)
	By:	/s/ Duckjun (D.J.) Lee
	Name:	Duckjun (D.J.) Lee
	Title:	Chief Financial Officer

Date: July 6, 2007